Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

[Employee Communication]

WPSR-Peoples Energy Merger Puts Lots of Wheels in Motion

Creating a Midwest Energy Leader

On Monday, July 10, when WPS Resources and Peoples Energy announced their plan to combine, a lot of people within both companies went immediately to work.

Working behind the scenes

At WPS Resources, leaders actually got started Sunday afternoon, July 9, with a special meeting in Green Bay. At that meeting, Larry Weyers shared the news of the announcement planned for the next morning. He explained the history and nature of the transaction, profiles of the two companies, and the role of leaders once the announcement was made. The next day, there were several internal announcements and face-to-face meetings to ensure all employees heard about the proposed transaction. Leaders fanned out in their areas to talk about the reasons this arrangement makes good sense for the company.

At the same time, information was posted to the PowerNet to give employees a way to learn more about the transaction and about Peoples Energy (see: Issues & Impacts > Peoples Energy). An employee hotline (ext. 5788 or 800-433-5788) and a special e-mail box (transition@wpsr.com) were set up to receive employee questions and route them to leaders for responses, which are the posted on this PowerNet site for viewing (or search keyword: Peoples Transaction). A letter was also sent to all retirees.

Structure is taking shape

Because there are thousands of details to be covered in a transaction like this, a special structure has been put in place to ensure they are all covered. We are using Project Management methods to help us. This is similar to the approach we used in the recent Aquila Project that brought Michigan Gas Utilities and Minnesota Energy Resources into WPS Resources. Project Management instills the disciplined thinking, the necessary structure and the essential processes for a project this size.

A Transaction Committee is responsible for decisions relating to the new organization. It is led by Larry Weyers and includes other key senior leaders from WPSR and Peoples. Overall direction is provided by Phil Mikulsky as Project Sponsor. Greg Lower and a member of Peoples Energy are working with him as Project Co-Directors. The Project Manager is Steve Schilhabel, who will be guiding the work of three core teams:

•	The Transaction Team –includes members of both companies and is focused on completing the agreement;
•	The Organization Design Team – includes members of both companies and is focused on designing the structure for the combined organization; and
•	The Transition Team – includes members of both companies and will implement the work of the Organization Design Team.

These three teams are being supported by teams from four other disciplines: Human Resources, Information Technology, Communications, and Competitive Excellence.

The detailed schedule for these teams’ work is being developed. Early estimates suggest the Organization Design Team will complete its work and get approval from the Transaction Committee in the fourth quarter of 2006. Assuming the Transaction Team secures all necessary approvals in the meantime, the Transition Teams can begin implementing their plans in the first quarter of 2007.

Another look at the transaction

Here are some of the reasons this proposal is a good deal for WPS Resources:

•	The combined company will be much better positioned to compete in a consolidating industry in which size and scale matters.
•	We will have a business mix that is primarily regulated utility operations in contiguous states and that will generate stable earnings and cash flow consistent with dividend-oriented shareholders.
•	Combining the two companies’ non-regulated energy services businesses will create a stronger, more competitive, and better balanced growth platform with opportunities to capture operational efficiencies.
•	The transaction will result in increases of about 16.8% to WPS dividends.

After the transaction receives the required regulatory approvals and is closed, the headquarters of WPS Resources holding company will shift to Chicago, while the operating headquarters of the subsidiaries (UPPCO, Minnesota Resources, Michigan Gas Utilities, Peoples Gas, Wisconsin Public Service Corp., and WPS Energy Services) will remain in their current locations. We think that the relocation of the headquarters means that only about 10-15 employees may shift to Chicago. The WPS Resources Foundation will still be administered from Green Bay.

How you can help

We will use the Contact and PowerNet to share more information about the progress toward completion of this transaction. As always, you can help by being our eyes and ears in the community, and by sharing the information you learn with others. If you have questions, please raise them with your leader, use the HR Help Line, or the transition@wpsr.com e-mail box to find the answer. Thank you for your energy, dedication and commitment through this transition time.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe,” “think” and other similar words. Forward-looking statements are beyond the ability of WPS Resources Corporation and Peoples Energy Corporation to control and, in many cases, neither WPS Resources Corporation nor Peoples Energy Corporation can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources Corporation’s and Peoples Energy Corporation’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources Corporation nor Peoples Energy Corporation assume any obligation to update any forward-looking statements.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.